                                      Filed by NetBank, Inc.

                                      Pursuant to Rule 425 under the Securities
                                      Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                      Subject Company: Resource Bancshares
                                                       Mortgage Group, Inc.
                                      Commission File No. 000-21786

                                      Date:  November 26, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between NetBank and RBMG, including a lower-cost source of funding for RBMG, access to higher-yield assets for NetBank, further diversification of NetBank's income stream and greater cross-selling opportunities for both businesses; (ii) statements with respect to NetBank's and RBMG's plans, objectives, expectations and intentions and other statements that are not historical facts, including the proposed management structure of the combined company; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of NetBank's and RBMG's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of NetBank and RBMG may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) NetBank may not attract sufficient deposits to provide RBMG greater liquidity for loan funding;(3) RBMG may not generate a consistent volume of varied loan products for NetBank to retain as investments; (4) unexpected changes in existing senior management teams of either company before the merger is complete; (5) revenues following the merger may be lower than expected; (6) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (7) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (8) the failure of NetBank's and RBMG's shareholders to approve the merger; (9) competitive pressures among financial services institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (10) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (11) changes in the U.S. and foreign legal and regulatory framework; and (12) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets. Additional factors that could cause NetBank's and RBMG's results to differ materially from those described in the forward-looking statements can be found in NetBank's and RBMG's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (WWW.SEC.GOV). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to NetBank or RBMG or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. NetBank and RBMG do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to NetBank's and RBMG's shareholders for their consideration, and NetBank and RBMG will file a registration statement, of which a joint proxy statement/prospectus will form a part and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about NetBank and RBMG, at the SEC's Internet site (WWW.SEC.GOV). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to NetBank, Inc., Investor Relations, Royal Centre Three, Suite 100, 11475 Great Oaks Parkway, Alpharetta, GA 30022, 770-343-6006, or to Resource Bancshares Mortgage Group, Inc., Investor Relations, 7909 Parklane Road, Columbia, SC 29223, 803-741-3000.

         NetBank and RBMG, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of NetBank and RBMG in connection with the merger. Information about the directors and executive officers of NetBank and their ownership of NetBank common stock is set forth in the proxy statement, dated March 26, 2001, for NetBank's 2001 annual meeting of shareholders, as filed with the SEC on a
Schedule 14A. Information about the directors and executive officers of RBMG and their ownership of RBMG common stock is set forth in the proxy statement, dated April 6, 2001, for RBMG's 2001 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

         The following is the transcript from an analyst conference call held on November 19, 2001:

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 1


[NOTE: NetBank held a conference call with financial analysts on Monday, November 19, 2001, at 11 a.m., to discuss its planned acquisition of Resource Bancshares Mortgage Group, Inc. The following document is not offered as an official transcript of that call. This translation was prepared by a third-party company and has not been approved by NetBank management or its legal counsel. NetBank cannot be held responsible for any misrepresentations or errors included in this printed version of the call. A recording was made of the live call and is available as an audio file on the bank's Web site at WWW.NETBANK.COM.]


                                     NETBANK

                                NOVEMBER 19, 2001
                                  9:00 A.M. CST


Coordinator                Good morning, and welcome to the NetBank conference
                           call. All parties will be in a listen only mode until the question and answer portion of the call. At the request of NetBank, this conference is being recorded. If there are any objections, you may disconnect at this time.

                           I would now like to introduce the moderator for today's conference call, Mr. Matthew Shepherd. Mr. Shepherd, you may begin when you're ready.

M. Shepherd                Good morning. We want to thank everyone for
                           participating today, those of you on the call, and those listening to the audiocast.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 2


                           We appreciate your interest in NetBank and Resource Bankshares Mortgage Group.

                           As you know the purpose of today's call is to discuss NetBank's plan to acquire RBMG. Please be aware that our commentary or responses to questions may contain forward-looking statements, forward-looking statements regarding the intent, belief or current expectations of NetBank, RBMG or its officers can be identified by the use of forward-looking terms.

                           Examples include may, will, should, believe, expect, anticipate, estimate, continue or any other comparable phrasing. Forward-looking statements made during this presentation are subject to risk and uncertainty. Information about the risks that could cause our results to differ materially from any forward-looking statement is set forth in our public reports filed with the SEC, including our filing of this presentation under Rule 425 of the Securities Act of 1993.

                           D. R. Grimes, the CEO of NetBank and Doug Freeman, the CEO of RBMG will lead today's discussion. D. R. Grimes will begin.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 3


D. R. Grimes               Thank you very much, Matthew. I want to also welcome
                           everybody to the conference call on what is clearly, the most exciting day in the history of NetBank. We believe that the transaction that we're discussing today does represent the evolution of our company from a start-up company a mere five years ago, to a very powerful and diversified financial services business today. We believe that it augurs well for the future of our two combined companies. We're excited about the possibilities of working together.
                           We're excited about what this merger may bring.

                           As many of you are aware, when we started 2001, we had some very specific goals that we talked about. NetBank had always been a company that had experienced hyper-growth and a level of profitability. In fact, we currently have recorded 14 consecutive profitable quarters, a feat unmatched by any company in America operating primarily on the Internet.

                           Having said that, however, we recognized that we needed to achieve higher profitability moving ahead, while continuing to sustain high growth rates as well. So we began developing a strategy and implementing a strategy to increase our operating profit.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 4


                           That strategy involved many of the things that you are very familiar with, things like increasing fee income, increasing margins, lowering operating expense and as you've seen this year, our fee income has increased dramatically and our interest income has increased as well, while operating expenses have reduced.

                           One of the key components of increasing margins over time was our belief that, we needed to acquire the ability to generate our own assets. NetBank had always been regarded as being very capable at gathering deposits using the Internet and other electronic media, as the primary vehicles for that deposit gathering.

                           And in fact, there was a compelling value proposition there because we were able to do that at roughly half the operating expenses of traditional financial institutions. However, because we were unable to generate a large fraction of our assets over the Internet, those transactions typically being much more complex, and quite frankly, the technology being not as advanced as it was for deposit gathering, we were giving away some of that cost savings, in terms of premiums on the portfolios that we were acquiring.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 5


                           So we began a search for companies that would give us the ability to generate our own assets, and there were a few things that were very important for us in looking at that. Because of our desire to increase our profitability and to do it quickly, we were looking for companies that were already profitable. We were looking for companies that had a proven track record in their industries just like NetBank had in its. And we were also looking for companies that had strong management teams that had proven their ability to generate assets on a profitable basis to do the appropriate underwriting and to understand the credit risks that were involved in that.

                           Resource Bankshares is such a company. It follows on the acquisition that we did earlier this year of Market Street Mortgage, which gave us a retail lending capability in the mortgage industry as well. However, Resource Bankshares has the ability to generate a substantially larger number of mortgages for us than other credits, and quite frankly does that by leveraging a third party distribution network, thus reducing the fixed costs and making us less volatile, depending upon the interest rate cycles.

                           Another thing that was very strong in our looking at Resource Bankshares was their belief in leveraging technology for both

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 6


                           customer service and lowering the cost of the transactions. And in fact, there are several things that they are doing with technology that we believe will be a great fit with NetBank moving ahead, and Doug is going to talk about those shortly.

                           We believe that Resource Bankshares has a very strong and experienced management team. We believe that this transaction has a compelling value proposition because on the one hand, we will be able to generate our own assets. And on the other hand we will be able to provide funding for the assets that are generated by Resource Bankshares at a much lower cost than they are able to obtain today.

                           This transaction is not dependent upon integration or execution risk. This transaction makes sense standing on its own. That's not to say that over time, there will not be some synergies and some benefits that will come from integration. It simply means that that's not a risk of doing the transaction. We believe, lastly, that this transaction truly creates an attractive and powerful national consumer financial services franchise, one that we believe will be the strongest financial services company operating on the Internet.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 7


                           At this time, I'd like to turn it over to Doug Freeman, the Chairman and CEO of Resource Bankshares, to talk about the details of the transaction. Doug.

D. Freeman                 Thank you, D. R. We also are extremely excited to be
                           making our announcement this morning. The first thing
                           I'd like to do is run through the deal. The new company's name will be NetBank, Incorporated, operating under the same ticker symbol that it has before, NTBK.

                           The consideration for this transaction will be 21 million shares of NetBank common stock, which was valued at $164.85 million as of market close on Friday, November 16, 2001. The exchange ratio works out to 1.1382 NetBank shares for each RBMG share of stock. We do not have a collar.

                           The approvals and closing, we will have normal regulatory approval via the Office of Thrift Supervision, and shareholder approvals with the target date of first quarter of 2002 closing.

                           The management of the company will be as follows:
                           Steve Johnson, the current Chairman of the Board of NetBank will remain Chairman of the Board of the new combined company.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 8


                           D. R. Grimes, current Vice Chairman of the Board will retain this title. I will assume position in the new combined company as Chief Executive Officer.

                           Bobby Bowers, the current CFO of NetBank will be the CFO of the new integrated company. The Board composition will have six Directors from NetBank, we'll have four from RBMG, and we'll retain one Director who currently serves on both boards, and the headquarters will be in Alpharetta, Georgia.

                           With that being said, let me talk a little bit about our vision and strategic direction for this new combined company. And again as D. R. said, this is an extremely exciting merger, or acquisition I should say, to create exceptional value.

                           If you look at both companies, and you take the best of both companies as D. R. discussed a minute ago, you really have a new paradigm transaction here, which will allow NetBank and RBMG combined, to be able to redefine the traditional bank-operating model. From a customer perspective we will create a customer-centric organization, and because we will have financial intermediary characteristics, we will allow ourselves to be focused on meeting customer needs without significant balance growth

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                          PAGE 9


                           requirements. So we intend to be an organization that focuses on the customer and does a better job of meeting their needs than other financial institutions.

                           From a shareholder's perspective, we also are extremely excited about our strategic direction. We will implement rigorous customer and product profitability requirements. We will target high return on equity driven businesses, by increasing our balance sheet velocity. In other words, we will generate high fees and we will get high inventory or balance sheet turn in the way we run the business.

                           We will use advanced technology platforms designed to reduce operating cost, and that is, not only the Internet based delivery from NetBank, but it's a business-to-business delivery from RBMG, which in the third quarter of 2001, over 50% of our business came through our business-to-business conduits. So we intend to continue to leverage these advanced technology platforms and drive down operating costs, while driving up quality.

                           We will together be an information, engineer, customer acquisition company. Both NetBank and RBMG have a plethora of customer information, that allows us to be able to statistically get at using

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 10


                           information engineering, customer purchase proclivity and customer retention strategies. So it's via this information, engineering, and database that we intend to be world class at acquiring customers.

                           From a core product perspective nothing sits better as a retail banker than deposit accounts and mortgages. They are the heart of a retail banking franchise and together, these two companies provide a superior base of deposit and mortgage products, from which we can cross-sell additional products and services.

                           We as a combined company also intend to utilize core operating and technology competencies, to provide fee-based services to third parties. For instance, a resourced mortgage solutions product that we've engineering, where we take our technology and operating processes and push those out to small thrifts and small savings and loans and small banks, to allow them to be in the mortgage business is but one capability that we have and one business opportunity that we intend to exploit.

                           We will continue to partner with best-in-class specialty product providers, to bring world-class products and services to our

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 11


                           financial customers. And last but not least, the company that we envision is also very efficient in the use of capital.

                           From a financial summary perspective, we believe this is a great deal. It will be accretive to projected NetBank 2002 EPS by 40% to 50%. We believe it's modestly dilutive to book value and when you look at the combined companies, we'll have combined assets of
                           3.6 billion as of September 30, 2001. We'll have combined equity of 415 million as of September 30, 2001, with a combined market cap of 370 million as of November 16, 2001.

                           Our pro forma outstanding shares will be approximately 50 million when the transaction is complete, which does give us excess capital, and over time excess capital will allow for buy-back options subject to capital analysis and the will of our Board of Directors.

                           We expect to generate strong positive cash flow from operations, and that strong positive cash flow from operations, coupled with a healthy capital position allows our Board of Directors to consider when the new company is formed modest cash dividends to return capital to our shareholders.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 12


                           So again, we are very excited about the transaction. We believe that it's going to be extremely positive for our customers, for our shareholders and for the communities in which we operate.

                           And with that, D. R., I will turn it back over to you.

D. R. Grimes               Thank you, Doug. I hope that one thing that everybody
                           hears today is the excitement that both Doug and I have regarding this opportunity for these companies moving ahead. We truly think that this represents a great combination of two very highly successful growth companies. We have complementary strengths;
                           NetBank on the one hand at deposit gathering, and RBMG in asset generations and to a large extent as Doug said, it's like two halves coming together to make a whole, the gathering of retail deposits and the making of mortgages.

                           The transaction is focused on maximizing the synergies between the two companies. We have a strong and seasoned management team actually existing in both companies with common goals. As I mentioned earlier, we believe that there is low execution risk. While there are cost savings that are attainable, the deal is not in any way dependent upon those cost savings.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 13


                           The business model is focused on superior returns from an efficient use of capital, combined with a high balance sheet velocity and high profit margins that we'll be able to generate going forward, and it represents a significant value creation opportunity for the shareholders of both companies. In short, we believe that it's an incredibly exciting transaction. Now before we begin to take questions, I want to just mention one thing. Because of the fact that NetBank is headquartered in Atlanta and RBMG is headquartered in Columbia, Doug is in Columbia today for a series of meetings with his managers and employees, and so forth.

                           Steve Johnson and myself and Bobby Bowers are in Atlanta today for meetings with our employees and so forth. So we may have to do a little back and forth on the questions as we go through that. I would just ask for your patience in understanding that we're not all sitting in the same room, but in fact we're where we need to be with two of the major centers of operation of this company.

                           The first question that I would like to take is a question that was submitted by e-mail. It has to do with the credit risk of a portion of RBMG's portfolio. That is a relatively small amount of sub-prime lending that is currently done by RBMG.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 14


                           The reason that we at NetBank feel strongly that it does not represent a credit risk to us is that, there are no residuals being retained. And in fact, if you go back and look at the steps that Doug and his management team took in the year 2000, it was to take those kinds of residuals and other problems off the balance sheet. That positioned their company to have strong earnings this year without some of the credit risk associated with the residuals, and other types of lending that they did. We believe that that's the appropriate way to manage that.

                           We certainly believe that the level of sub-prime lending that's done by their company is appropriate for the size institution that we're doing, and we quite frankly have no concerns about that going forward. We believe that the credit risk is mitigated by the fact that the residuals are sold.

                           Doug, I think you have some other questions that were submitted by e-mail as well?

D. Freeman                 I do, D. R., thank you. The first that I will read,
                           What regulatory approvals are necessary to complete the transaction?" I mentioned

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 15



                           a second ago that we will be looking to the Office of Thrift Supervision, the OTS for approval.

                           Number two, "When do you expect the filings to be made, including the S4 and the Proxy?" We will begin work on those ASAP, and our goal would be to have that done by the end of December.
                           Number three; "Are there any walkway provisions or performance tests?" There is a break-up fee that we will not disclose the details of, and one of the performance tests that's in there is a capital covenant. What we have agreed to is to deliver to NetBank by closing date a certain amount of capital, and we feel very comfortable with that.

                           Number four, "Are there any caps collars on the exchange ratio?" As we disclosed a minute ago, no.

                           Five, "What level of synergies do you expect, and how accretive will the transaction be?" We talked about our belief that it will be accretive in the terms of 40% to 50% of projected NetBank earnings.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 16


                           In terms of level of synergies, let me take a stab at this, and then I'd like D. R. to talk about it, too. This is not a transaction that we're doing in an attempt to cut non-interest expense out of the organization. This is a transaction we're doing to generate revenue. The fact that NetBank is an excellent deposit acquirer, and the fact that RBMG is an excellent quality, high yield earning asset acquirer, it allows us to be able to make this a revenue play to get to the accretion, not necessarily synergies or expense cuts.
                           There will be some naturally as one looks at some of the hierarchical issues and external vendor issues, but at the end of the day, this is all about revenue. It's not all about expenses.

                           D. R., would you like to add any color to that?

D. R. Grimes               Well, the only thing that I would like to add is my
                           firm belief that you've expressed it very well here.
                           I think it's a revenue opportunity. I think the synergies exist in the opportunity for cross selling banking customers mortgage and other credit products, and selling mortgage customers deposit products that we can offer and other fee-based products as well. I might add that one of the things that's also attractive is the fact that you have a B2B play that has already been established here that I believe can be the foundation for distributing other banking products throughout the United

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 17


                           States. That's one of the things that's always been very important to NetBank.

                           We have depositors in all 50 states and we have had for three years. We would like the ability to distribute other products nationally as well, so I would only second what you said, Doug. The synergies are primarily on the revenue side, the cross-selling side. I think they only add to the value of this deal, but in no way is the deal dependent upon it.

D. Freeman                 Great. Let's go on to the next question. "What
                           exclusions are there to the material adverse change clause?" None. "When did negotiations begin?" Around the first of August. "Is due diligence complete?" The answer is yes on both sides. "Who are the advisors on a legal and a banking perspective?" On the RBMG side we use Scadden Arps as our legal advisor, and Sandler
                           O'Neill as our banker, and on the NetBank side they use Powell Goldstein on the legal side, and Raymond
                           James on the banking side.

                           Then the last written question that we have, D. R., before I suspect we turn it over to questions from the audience is, "How does this lever the NetBank platform?" And we've hit all around this, but at

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 18


                           the end of the day, my net is NetBank has spent the last five years creating the retail bank delivery model that all of the big banks would love to have and they really cannot produce.

                           So at the end of the day, if you are a retail banker, you would say okay now what do I really need to push over this platform that we have spent five years creating to take care of retail customer needs, and in my opinion they are all at the heart transaction accounts, money manager money market type of accounts, savings and investments products and on the asset side, first and second mortgages.

                           So if you look at our business, and D. R.'s business, and you forget for a minute about the technology or you forget about five year's worth of work on D. R.'s side, or the two year restructuring on our side, this is all about creating the new bank of the future, the one that takes care of the customer's needs by providing the products and services that make sense for our customer base, and providing those products and services over distribution conduits, which provide us a sustainable competitive cost advantage over the large banks.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 19


                           So, D. R., that's kind of my two cents worth of it, and I'll see if you want to add something to it.

D. R. Grimes               I don't think I could have expressed that any better,
                           Doug. Let's go to questions from the audience.

Coordinator                At this time, are you ready to begin questions?

D. R. Grimes               Yes, we are.

Coordinator                At this time, we have a first question from Mike
                           Vinciquerra with Raymond James.

M. Vinciquerra             Thanks very much and congratulations on the merger,
                           guys. I have a question, a detail question regarding how exactly you plan on or what exactly the combined company plans on doing with the assets that Resource can generate, both from a conventional mortgage standpoint, as well as a sub-prime standpoint? Also what you plan on doing, as far as the mortgage servicing rights?

                           Can you give us an idea about what you'll portfolio, and what you'll be looking to sell out into the secondary market if there's a percentage breakdown and how you're going to handle that?

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 20



D. Freeman                 Okay, Mike. D. R., I'll take a shot at this one.
                           Let's take the easy one first. On the non-prime alternate product that we do, we intend to continue to sell all of that for cash into the marketplace.
                           Mike, as you know, everything that we generate under our Meritage brand we generate into forward commitments that are sold for cash servicing release.
                           We wouldn't envision making any change to that strategy whatsoever because we believe that's the smartest strategy for that market segment for our company.

                           On the conforming side of the business, again to be a new visioned financial institution, we need to blend the best of the portfolio characteristics of NetBank with the financial intermediary characteristics of RBMG. In other words, RBMG's ability to book high quality, high yielding earning assets, book the fees associated with those and have the very short duration that would meet the funding that naturally ascribes to NetBank, so I think that you're going to see our initial position to run RBMG very similar to the way it's been run before. Which is to generate those high-quality earning assets, use NetBank, think of it as a virtual warehouse to allow us to be able to warehouse those high-yielding, high quality earning assets and continue to sell them off into the marketplace, and generate the fees ascribed to that.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 21



                           Frankly, I like that because it keeps disciplines in our organization. Too many times, I've seen mortgage companies get lazy because they have a balance sheet they can put stuff on. That's not how you're going to see us run the new company.

                           And then from a mortgage servicing rights perspective, RBMG's strategy was to allow through natural process, those MSRs to run down over time. We have not added to them since I got here, and I suspect you're going to see that strategy continue to play out in the new company.

                           We're very comfortable. Those are high quality, high yielding assets, but again, we envision ourselves more as a financial intermediary than a mortgage bank that holds lots of MSRs on it's balance sheet.

M. Vinciquerra             Okay. And just a follow-up on the sub-prime side, you
                           guys have done a great job of increasing your capabilities on that side of the business. I'm curious with this combination now, do you think that that will also continue to increase your opportunities to make sub-prime or Alt-A type of mortgages? If that's the case is there any reason you have to go back to your take-out partner there, to

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 22


                           make sure that they have an appetite for as much as you guys will be able to generate?

D. Freeman                 I think that one of our goals in the new company is
                           to provide products to our customers irrespective of whether they happen to have a 680-bureau store or
                           679. So I think that you're going to see us try to find through the market, products and services that meet our customers needs and provide those.
                           Do I think there's opportunity in market Street to take a few customers who are currently being turned down, and to book those customers and push them through our non-traditional conduits? Yes I do. Do I see that as a large opportunity? No, not really because those conduits operate very differently.

                           Do I think my take-outs are prepared to take any marginal volume that we get from this transaction? Absolutely. As a matter of fact, they keep asking us for more as we go forward. So I'm comfortable on our take-outs. I'm comfortable as we execute a customer-centric strategy that we are going to do a better job of meeting the whole range of our customers financial needs.

D. R. Grimes               Doug, if I could just answer a little bit of that
                           question maybe from a NetBank balance sheet point of view, the one thing that I would

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                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 23


                           add and certainly you are right on target with the type of mortgages that we are interested in, and not interested in. I totally agree with the discipline issue. It is true that we do have an appetite, and have always had an appetite for second mortgages and for HELOCs, and those are typically the most expensive products for us to go out into the marketplace and acquire. One of the things that I think we would like to see the combined company be able to do over time is, to offer those products really simultaneously along with other banking products, and I think that we have the ability to do that given the database marketing, and the customer stratification capabilities that the two companies have.

                           So to a certain extent I would expect the portfolio implications to be larger as we move ahead through time, not so much immediately with the transactions that are being conducted today.

D. Freeman                 Good catch, D. R.

M. Vinciquerra             Very good, guys.  Thanks a lot.

Coordinator                Yes, sir. At this time, our next question is coming
                           from Mike McMahon with Sandler O'Neill & Partners.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 24



M. McMahon                 Good morning and congratulations on the transaction.

D. R. Grimes               Thank you.

M. McMahon                 I wanted to confirm, you talked earlier about the 40%
                           to 50% EPS accretion expectation. Am I correct that does not rely upon any revenue growth goals that you hope to attain from this transaction, nor any significant cost saves, other than an almost automatic cost save from lower borrowing costs through the deposits? D. Freeman Correct.

M. McMahon                 Good. And it might be helpful, Doug, to explain a
                           little bit about your asset generation capability, who your customers are and your use of the Intranet?

D. Freeman                 Okay, that's a good question, Mike. Resource
                           Bankshares Mortgage Group or RMBG does business predominantly with small correspondents and brokers on the mortgage side. Small correspondents would be defined as small credit unions, small thrifts, small commercial banks who have the ability to close mortgages in their name, pool those mortgages together and sell them to an intermediary like us.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 25


                           The brokers on the other hand are your average real estate broker who will facilitate customers getting a first mortgage. We buy these loans from them on a deal-by-deal basis that flow through our system.

                           In both cases in January of 2000, we implemented a business-to-business Internet-based conduit called eRBMG. eRBMG automates substantially the paper process associated with taking a mortgage, and it squeezes paper out of the system and it squeezes time float out of the system.

                           So it allows us to be able to get automated underwriting. It allows us to be able to link into Web sites that look at flood searches and those types of things. So what we really do is, we provide a higher level of service to our customers by allowing them to navigate the complex mortgage process with the head of an entity, versus having to have 50 years' worth of experience to know what to do next.

                           This conduit is substantially cheaper for us to use than our paper process, and has allowed our company to be able to drive the operating costs associated with an agency business from 120 basis

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 26


                           points when we arrived in January of 2000, to roughly about 50 basis points this year.

                           So at the end of the day, it's a better conduit for customers. It's faster for our customers, and it's cheaper for us to operate. As I said before, over 50% of our volume in the third quarter came through this conduit and our goal is to continue a rapid escalation of that percentage over time.

M. McMahon                 Thank you, Doug.

Coordinator                Our next question is from Tim Butler with Pacific
                           Crest.

T. Butler                  Hello, guys.

D. Freeman                 Hello, Tim.  How are you?

T. Butler                  Just great. You talked a little bit about what the
                           equity was going to be like for the combined company at $415 million and $3.6 billion in assets. That gives you an equity to asset ratio of about 11 1/2%, and you said that you were going to be over-capitalized at that point. How far down can you get this number to go? How much leverage do you want to use?

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 27


D. Freeman                 I think that would be at the pleasure of the board.
                           I think that we have a business to integrate and we have to prove to our investors and our regulators that, we can integrate these two businesses with very small risk to the shareholders and to our depositors.

                           So I think job one is to get the two companies integrated. Job two is to get them performing at an EPS run rate that we are all proud of, and then job three, working with the board of directors will be to assess excess capital and figure out what we would do with that. I don't know that we want to be much more specific than that.

T. Butler                  Okay. And, D.R., maybe you can talk a little bit
                           about how the organization shapes up over the next three years or so? The numbers that you threw out on accretion earnings of 40% to 50% above next year's expectations, that by my calculations gets you to an ROE for the combined entity of about 6% to 6 1/2%.
                           I'm just wondering how long it takes you to get to an ROE above 15% as the organization progresses?

D. R. Grimes               And I think, Tim, the important thing there is that
                           while Doug has described that process that we will go through by no means do I think that's going to be a lengthy process. I think he's right; we

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 28


                           have to integrate the companies together. We've got to convince the regulators and our investors that we are able to do that with relatively little credit risk.

                           There are some strategies that we can use in order to reduce that capital. However as you know, we also have the capacity to grow fairly rapidly using the Internet. We believe that that opportunity is going to remain available to us for a period of time. So while the numbers that we are talking about look relatively conservative, my expectation is that we will get to a significant ROE before the end of that three-year period.

T. Butler                  Okay. And with the combined organization, can you
                           talk about what happens to your net interest margins over the next several quarters?

D. R. Grimes               The challenge there, Tim, is going to be similar to
                           the challenge that we faced this summer. On the one hand, the net interest margin that we report goes down because the percentage of mortgages in our portfolio goes up. On the other hand, we're getting earnings out of the company where we're providing the funding for those mortgages. So I would expect that there will be relatively little change on net interest margin as reported by the

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 29


                           bank. What the key is going to be is to look at the earnings that are being generated out of the subsidiaries from the use of those deposits.

T. Butler                  Okay. So are you going to provide some more detailed
                           guidance on the fees?

D. R. Grimes               I'm sorry for interrupting you. Yes, we are. One of
                           the things that we anticipate doing over the next couple of weeks is putting together a program for coming out and visiting with analysts, and with significant investors and talking about in more detail, the financial projections for this company going forward. Doug and I have talked about doing that in an early December time frame.

T. Butler                  Okay. Thanks a lot.

D. R. Grimes               Great. Have a great day.

Coordinator                Our next question is from Rich Repetto with Putnam
                           Lovell Securities.

R. Repetto                 Yes, hello, guys. I just had a question on whether
                           there's any overlap between Market Street mortgage and Resource Bankshares? I'm not as familiar with Resource Bankshares

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 30


                           operation. Whether there's overlap and then whether there's going to be any integration there as well?

D. Freeman                 Rich, this is Doug. I'll field that question. Market
                           Street is a retail mortgage originator, which stated another way, they do business directly with consumers through a number of stores. RBMG is a broker and a correspondent originator, so if you look at it, they are different channels and as such, there's very little sales overlap between the distribution conduits. So again, this transaction is not all about figuring out how to get two basis points out of the cost structure. It's about how do we integrate and grow revenues.

R. Repetto                 And so you'll just have multi-distribution channels
                           in originating loans?

D. Freeman                 Correct.

R. Repetto                 Okay. And then, just a little bit, D. R., in the
                           press release, I was just going to ask where do you go forward here? What was some of the background on the CEO position?

D. R. Grimes               I think the way that I view this and this is how I
                           have expressed this today, this is a company that has now grown from a couple of

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 31


                           billion dollars and 145 employees, to almost four billion dollars and 2,000 employees in something like eight or ten months. That's fairly remarkable growth.

                           One of the things that we have always looked for in doing acquisitions, and you've heard me say this over and over again, is strong management teams. I've said that about Market Street and I think the management team at Market Street has done a magnificent job, and that's why we've seen such positive results.

                           I think Doug and his team are experienced veterans. We've had a lot of meetings together. There's great synergy among the individuals there. So I believe that what we have done is enhanced the overall management team at NetBank.

                           And I'm looking forward to working with Doug and Steve, and the rest of the board, to put these companies together, and to make this the best financial services that we can. Well, not the best that we can, the best financial services company operating on the Internet, and quite frankly, I'm not looking out beyond that.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 32


R. Repetto                 Okay. From the announcement that you're not going to
                           be part of the management team, the operating management team going forward.

D. R. Grimes               I will not be part of the day-to-day operating
                           management team after this transaction is consummated.

R. Repetto                 Okay, thank you.

Coordinator                Our next question is from Paul Miller with Friedman
                           Billings Ramsey & Company.

P. Miller                  Hello, how are you doing?

D. R. Grimes               Hello, Paul.  How are you?

P. Miller                  Great acquisition.

D. R. Grimes               Thank you.

P. Miller                  A couple of questions, though. On the 40% to 50%
                           accretion, I would expect most of that, I know that's been asked a couple of times, but I just can't get my hands around it, is this mainly coming from fee income and it's coming from both the lower cost

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 33


                           of funding of RBMG. Is that where the entire accretion is coming from?

D. R. Grimes               What we are saying is, and Doug, forgive me for
                           jumping in, you may want to amplify this. What we're saying is that without any risks associated with integration and cost savings we believe that this deal is accretive at least by 40% to 50% next year.
                           We've also said that we are putting together financial projections, and that we're going to come out, and meet with all of you, and go over the details of those, so that you can have input into the models that you have to run to determine where we're going to wind up.

                           To me, I think that what we're doing is we're saying that this is a conservative expectation and shows how powerful this combination can be. In fact as Steve remarked earlier today, when was the last time that you saw two financial services institutions combine and get a 40% to 50% earnings accretion?

P. Miller                  What type of assumptions are you making? I would
                           expect that 40% to 50% is highly dependent on production levels at RBMG next year, am I correct?

D. R. Grimes               Doug, do you want to talk about where that's going to
                           come from?

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 34


D. Freeman                 Yes, the 40% to 50%, if you think about RBMG's core
                           business, today we're financing our warehouse with commercial banks. If you replace commercial banks with deposit funding, you get a substantial net interest margin life out of that transaction, just as we were able to see the effect of that same concept with Market Street mortgage bringing the same conceptual model to NetBank in the third quarter. So there's systematically based and a lot of the 40% to 50% based on that transaction. There's also a lot of the 40% to 50% based on the run rate business of RBMG next year. What do we anticipate volumes to be? We peg off the MBA forecast, which shows origination volumes to be off 20% or more next year, so that's backed into that also. So these are, as D. R. said, reasonably conservative assumptions that go into our modeling as we project 2002 outlook.

P. Miller                  Yes, my only concern is, and I don't believe this,
                           there is a concern that say, if we want to V-shape recovery and we do get the ten years shooting up and mortgage rates go in the 7 1/2 to 7 3/4, are we still looking at this type of accretion? That's my question.

D. R. Grimes               And we believe that we are, Paul. This is based on
                           the best estimates that any of us have. As I said in our last earnings

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 35


                           conference call, none of us in this industry are basing next year's forecast, I hope nobody is and, I can tell you that NetBank is not, based on continuing the run rates that we're experiencing today.

                           What we're doing as Doug said is, we're looking at what the MBA says is a reasonable expectation for next year; we're looking at opportunities to lower our cost because of the funding mechanisms that we have available to us. We believe that even in a V-shape scenario, which I might add will undoubtedly cause a slow down in refinancings, but will not have as significant an effect on purchases. There will still be home purchases made.

                           So if that V should come, and we don't know that it will, but if it does, we still believe that we'll be able to attain these numbers next year, and we all feel very strongly about that.

P. Miller                  Okay. My last question is do you expect any major
                           balance sheet transformations on the NetBank balance sheet? Are you still going to be shooting for the 50% fixed, 50% ARMs on the residential?

D. R. Grimes               We will be shooting for I think higher than 50% on
                           ARMs; I think our goal all along has been higher than 50%. I think that the basic answer to your question is no. But I can tell you what will happen.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 36


                           You're going to see first mortgages as a percentage of our balance sheet increase because of the nature of this business, and so we're going to have to do some rebalancing of that portfolio.

B. Bowers                  Hello, Paul. This is Bobby.

P. Miller                  Hello, Bobby.

B. Bowers                  One of the things to realize, though, that those
                           first mortgages only stay on your books about 30 to 45 days, so they're churning. It's almost like short-term paper at current rates, so if you do have an interest rate move, that will reprice just like an adjustable rate tool will reprice. Now all along our first mortgages represented primarily adjustable rates, not fixed. That is not part of our outcome model.

D. R. Grimes               In fact, that means that the warehouse if you want to
                           view it as a warehouse line, the warehouse line reprices much more like a commercial loan than it does a typical residential mortgage.

P. Miller                  Okay.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 37


D. R. Grimes               That will work in our favor very strongly in an
                           increasing interest rate environment, and I guess that's just another reason that we feel strongly about these numbers.

P. Miller                  Okay, thank you very much.

D. R. Grimes               All right, Paul. Thank you.

Coordinator                Our next question is from Mike Vinciquerra with
                           Raymond James.

M. Vinciquerra             Thanks. I'm just trying to get a feel for this. What
                           you just said there, D. R., made it seem to me that you are building cyclicality into the NetBank business model by if you're going to be selling the majority of the loans out there, you're going to have the same cyclicality issue that Resource did as a stand-alone entity. Can you just give us a little more perspective on how much of these you figure the conforming conventional you might keep on the balance sheet, and how much you're planning on selling?
                           Obviously, the advantage you have in being able to portfolio the loans is that you've got those earning assets on the books even as interest rates rise and the potential for mortgage originations to decline occurs.

                                                                         NETBANK
                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
                                                                         PAGE 38


D. R. Grimes               All right, I'll take a stab at that, and then, Doug,
                           I'd like for you to maybe amplify that some. As we said earlier, we see the opportunity to both portfolio some loans, but perhaps more importantly, take on second mortgages and HELOCs into our portfolio over time.

                           What I was referring to in the answer to the previous question was the funding that we are doing for the loans that are being originated at RBMG. And those loans are funded, but stay on the books of the company for a relatively short period of time, so the point we were making was that if we get into an increasing interest rate environment they reprice very quickly, in fact, much quicker than a typical portfolio of 3.1 or 5.1 ARMs that you might be looking at on a classical Adjustable Rate Mortgage.

M. Vinciquerra             I see.

D. R. Grimes               I don't think that we're building cyclicality in
                           here. What we're trying to do is we're trying to balance all of the different lines of business that we have, and our loan portfolio in order to wring some of that volatility out of it.

M. Vinciquerra             I see. That makes sense.

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                                                          MODERATOR: D.R. GRIMES
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D. R. Grimes               Doug?

D. Freeman                 I think you answered it well, D. R. Just, Mike,
                           remember that one of the problems that RBMG had in the late '90s was the only product they sold was a 30-year fixed rate loan. Being a part of a bank, we have the ability to switch our production from fixed to ARMs because customers will switch their product proclivity from fixed to ARMs as rates go up. So the statement that it builds cyclicality into the balance sheet, I don't buy that. I think it builds stability into the balance sheet.

M. Vinciquerra             Sure, yes. I just wanted to get a few more details to
                           clarify it, because that's the issue that Resources had by itself, and this seems to take that major issue away from you.

D. Freeman                 Absolutely.

M. Vinciquerra             Okay, thank you.

D. R. Grimes               Conversely and I think that's the point that we've
                           been trying to make today is, it does give us the opportunity to acquire assets where we have been perhaps, more at the mercy of the market over

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                           time. As I've said before, in 1998 and 2001 it was
                           pretty difficult to acquire products. In 1999 and 2000, it was relatively easy. The ability to generate and portfolio those products that we choose will work very much in our favor moving ahead. Next question?

Coordinator                The next question is from Joe Jolson with Jolson
                           Merchant Partners.

J. Jolson                  Hello, guys, congratulations on the transaction.

D. R. Grimes               Thank you, Joe.

J. Jolson                  I had a couple of questions. I'm curious how the
                           experience has been with Market Street so far. Have you been offering any kind of direct deposit fee break on the mortgage lending at Market Street?

D. R. Grimes               We have not yet offered any direct deposit fee break,
                           although we are working on a program there. We have been offering for about 45 days, second mortgages in HELOCs, and we're up to about $5 million already in a relatively short period of time, so we've been very pleased with our success at cross-selling products that can come into the NetBank portfolio so far.

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J. Jolson                  To the extent that you can leverage RBMG's wholesale
                           network through brokers and correspondents by giving them a quarter of a point off their fees on the mortgage, I think there could be enormous leverage in acquiring customers. What are you thoughts on that?

D. R. Grimes               I think you're absolutely right, and what we want to
                           do, and what I think you've heard both Doug and I say is that we want to use, regardless of where the lead came from, the capabilities that both companies have to market a full set of products. Furthermore, to build a long-term customer relationship that's based on customer doing business with us on a daily basis, not on doing business with us on a once every three years or five years, depending upon interest rates kind of basis.

                           So I think that we both feel very strongly about leveraging that technology. In fact, if you look at our companies, I would say the two things that stand out to me as similarities in our companies, or two of the things that stand out at any rate are, our use of technology in order to increase variable cost and reduce fixed costs to reach the maximum number of customers. And, our use of database marketing in order to understand our customers and sell them the maximum number of products that we can. That's the

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                           two areas that I think you hear us come back and
                           refer to over and over and over again. The combination of those leads to the customer-centric, long-term relationship that we want to build that will allow us to cross-sell over time.

D. Freeman                 Joe, this is Doug. Just to give you a practical
                           example of this, if you go back to a mortgage application called a 1003 we asked the customer everything, including their shoe size. We've done statistical work that would lead us to believe that Internet financial service distribution usage proclivity can be predicted within a reasonable degree of freedom, using the information off the 1003. So we already have the capability to be able to analyze all of the customers that come through our conduits and sort out those with the Internet usage proclivity versus those without. So I would tend to tell you that the cross selling, and the synergies will come out of this merger sooner, not later.

J. Jolson                  Now another question on the actual merger, do both
                           shareholders have to approve this or just the RBMG?

D. R. Grimes               Both sets of shareholders have to approve it, Joe,
                           because of the size of the transaction.

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                                                          MODERATOR: D.R. GRIMES
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J. Jolson                  What's the insider ownership of both companies with
                           board of directors?

D. R. Grimes               About 15% for NetBank. Doug, what's your insider,
                           about 3% or 4% do you think?

D. Freeman                 Yes, probably 5%. We can get that number.

J. Jolson                  That's okay. I was just curious of the magnitude of
                           it. Then I was also curious, just in terms of the outlook for earnings next year. If you look at, Doug, your guys' earnings outlook, particularly after you bought the B of A sub-prime offices?

D. Freeman                 Right.

J. Jolson                  And you look at NetBank's earnings outlook, I mean
                           why isn't it more than 40% to 50% accretive?

D. R. Grimes               Because we want to hold them to it, Joe. That was
                           D. R.

D. R. Grimes               Doug, you go ahead.

J. Jolson                  I'm just saying if I just add the two companies
                           earnings together and divide by the shares without any synergies or cost of fund

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                           savings that you're talking about, you get a bigger
                           number than $0.50 next year. I was just curious, were you just being conservative or what was the thought there?

D. Freeman                 I think you're going to find our company one that
                           always gives numbers that we feel very confident that we can make. Therefore, these are conservative numbers. And as both D. R. and I have both said, we're extremely optimistic about the future prospects of this company and neither of us would be surprised to see us exceed your expectations on these numbers.

J. Jolson                  Does that mean that your estimates before were too
                           high?

D. R. Grimes               Joe, one thing that I think maybe in your addition of
                           those numbers, there are some expenses associated with this that maybe need to be factored in. But what
                           I would like to do, is I would like to ask you to let us have the opportunity to come sit down with you, and talk about how we see the transaction, and how we see where we're going to be next year, and let you have the input to put into your model.

J. Jolson                  Okay.

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                                                          MODERATOR: D.R. GRIMES
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D. Freeman                 And remember, Joe, this probably won't close until
                           the end of the first quarter.

J. Jolson                  Okay. That's one thing right there.

D. R. Grimes               Right, and the transaction costs are not
                           insignificant on this deal.

J. Jolson                  Just so I understand it, you're figuring in that
                           accretion the non-recurring charge for transaction cost, as well as only having three-quarters of the year?

D. Freeman                 That's correct.

J. Jolson                  How big do you expect that transaction cost to be?

D. R. Grimes               You know it's going to be several million dollars,
                           probably in the range of four to six million, but I don't really know that I could be any more specific with confidence today.

J. Jolson                  Okay. That would be calculated what you expect the
                           combined company's?

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                                                          MODERATOR: D.R. GRIMES
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D. R. Grimes               Right. As Doug said, and Doug we've always tried at
                           our company to deliver on the numbers that we've committed to, we don't ever want to be more conservative than we need to be. But we also don't want to make the rosiest of predictions for the economy, the mortgage market, the V-shape of the recovery if that kind of thing occurs. So we're trying to work with a lot of unknowns here. We're coming off the record year for the mortgage industry. Quite frankly about the only thing that we all know about the economy is that the Fed can't lower interest rates much further than they already are. Everything else is open for discussion and for different interpretations at this point.

                           So we're trying to give you something that we can stand up and be counted for and commit that we can deliver on.

J. Jolson                  No, I appreciate the conservatism. Thank you.

D. R. Grimes               All right. Good to talk to you.

J. Jolson                  Yes, you, too.

Coordinator                At this time, we are showing no further questions at
                           this time, sir.

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                                                          MODERATOR: D.R. GRIMES
                                                 NOVEMBER 19, 2001/9:00 A.M. CST
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D. R. Grimes               All right. For my part I would just like to thank
                           everybody as I always do for their continued support of NetBank. I want to thank the people who are interested in RBMG. As I said at the beginning, I think this is an incredibly exciting day. I know that I'm personally very excited about the future and the opportunities that we have. I'm personally very excited about working with Doug, and his team to bring those possibilities to reality. Doug, do you have any closing comments?

D. Freeman                 Yes, I echo D. R. From the investors and analysts who
                           followed RBMG, you followed our improvement over the last two years. Today represents from our perspective, a new era for us to create a new financial services paradigm that allows us to be able to continue the kind of good things that both NetBank and RBMG have been at over the past few years and really show the world what a great company can produce.

D. R. Grimes               Thank you all very much.

D. Freeman                 Thank you.